MK

[redacted]

09056887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 67890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCCAFFERTY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, SUITE 1400
(No. and Street)

LOS ANGELES	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COLIN MCCAFFERTY (424)202-3644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HINTON, KREDITOR & GRONROOS, LLP
(Name – *if individual, state last, first, middle name*)

50 E. FOOTHILL BLVD. THIRD FLOOR	ARCADIA,	CA	91006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, COLIN MCCAFFERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCCAFFERTY & COMPANY, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE L. SMITH
Commission # 1599613
Notary Public - California
Los Angeles County
My Comm. Expires Aug 6, 2009

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TABLE OF CONTENTS

H | K | G **Hinton, Kreditor & Gronroos, LLP**
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of McCafferty & Company, LLC as of December 31, 2008, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCafferty & Company, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hinton, Kreditor & Gronroos, LLP

Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
February 23, 2009

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661

Other Offices: Pasadena, CA and Las Vegas, NV

MCCAFFERTY & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	274,678
Property and equipment, at cost, less accumulated depreciation of $7,884		15,469
Other assets		4,545
Total assets	$	294,692

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accrued expenses	$	10,845
State LLC fee payable		900
Due to member		8,685
Total liabilities		20,430
Member's capital		274,262
Total liabilities and member's capital	$	294,692

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:				
Consulting income	$	340,363		
Interest income		4,403		
			$	344,766
Expenses:				
Automobile		14,892		
Bank charges		1,066		
Charitable contributions		1,249		
Computer		3,485		
Continuing education		7,073		
Depreciation		4,337		
Dues and subscriptions		3,764		
Gifts		2,865		
Insurance		5,767		
Interest		590		
Legal and professional		95,164		
Meals		24,038		
Miscellaneous		2,878		
Office		9,319		
Outside services		81,237		
Rent		52,205		
Taxes and licenses		1,432		
Telephone		11,395		
Travel		45,358		
				368,114
Loss before income taxes				(23,348)
Provision for state income taxes				1,700
Net loss			$	(25,048)

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance - January 1, 2008	$	324,902
Contributions		4,621
Distributions		(30,213)
Net loss		(25,048)
Balance - December 31, 2008	$	274,262

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows used for operating activities:		
Net loss		$ (25,048)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	$ 4,337	
Changes in assets and liabilities:		
Decrease in assets:		
Other assets	(4,545)	
Increase in liabilities:		
Accrued expenses	703	
State LLC fee payable	900	
Due to member	8,685	
Total adjustments		10,080
Net cash used for operating activities		(14,968)
Cash flows used for investing activities:		
Acquisition of equipment and furniture		(9,535)
Cash flows used for financing activities:		
Contributions from member	4,621	
Distributions to member	(30,213)	
Net cash used for financing activities		(25,592)
Net decrease in cash		(50,095)
Cash and cash equivalents - beginning of year		324,773
Cash and cash equivalents - end of year		$ 274,678
Supplemental information:		
Cash paid for:		
Interest		$ 590
Income taxes		$ 1,600

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

McCafferty & Company, LLC (the Company) is a California limited liability company. Its member has limited personal liability for the obligations or debts of the Company. Only one class of member's interest exists. As a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Uninsured Cash Balances

The Company maintains its cash and cash equivalents at large financial institutions. Bank cash balances may periodically exceed FDIC insurance coverage. Company's management believes the risk is not significant.

Financial Instruments

The carrying amount of financial instruments, including cash and cash equivalents and accrued expenses approximated estimated fair value as of December 31, 2008 because of the relatively short maturity of these instruments.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using straight-line methods for financial reporting purposes over the estimated useful lives, as follows:

Furniture and fixtures	5 – 7 years
Machinery and equipment	5 – 7 years

Depreciation expense for the year ended December 31, 2008 was $4,337.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is treated as a sole proprietorship for tax purposes and therefore incurs no federal tax liability. Accordingly, the Company's member is liable for individual federal and California state income taxes on the Company's taxable earnings. The Company incurs only a minimum state franchise tax fee and an annual California LLC fee based on the Company's gross receipts.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' request for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure eligible items at fair value at specified election dates, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$	17,513
Furniture and fixtures		5,840
		23,353
Less accumulated depreciation		(7,884)
	$	15,469

3. DUE TO MEMBER

Due to member represent advances from the sole member to the Company. The advance is noninterest bearing and due on demand.

4. RELATED PARTY TRANSACTION

The sole member has made advances to the Company (Note 3).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2008, the Company had net capital of $249,385, which was $244,385 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0855 to 1.

The Company is exempt from the provisions of Regulation 15c3-3(k)(i) because the Company did not carry margin accounts, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

6. COMMITMENTS

The Company leases its operating facility under an operating lease expiring in June 2009. The lease requires the Company to pay fixed monthly rents with additional variable expenses. The future minimum lease payments are as follows:

Year ending December 31,	
2009	$ 18,180

Rent expense for the year ended December 31, 2008 was $52,205.

SUPPLEMENTARY INFORMATION

MCCAFFERTY & COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

SCHEDULE I

Net capital		
Total member's capital	$	274,262
Deductions:		
Nonallowable assets:		
Property and equipment, net		15,469
Other assets		4,545
Tentative net capital		254,248
Haircuts on liquid asset funds		(4,863)
Net capital	$	249,385
Aggregate indebtedness		
Items included in statement of financial condition:		
Accrued expenses	$	10,845
State LLC fee payable		900
Due to member		8,685
Total aggregate indebtedness	$	20,430
Computation of Basic Net Capital Requirement		
Minimum net capital	$	5,000
Excess net capital	$	244,385
Ratio: Aggregate indebtedness to net capital		0.0855 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	258,970
Audit adjustment to reclass due to member		(8,685)
Audit adjustment to accrue additional state LLC fee		(900)
Net capital per above	$	249,385

See accompanying notes and independent auditors' report.

H | K | G Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of McCafferty & Company, LLC (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal controls over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661

Other Offices: Pasadena, CA and Las Vegas, NV

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
February 23, 2009